Suite 1210 - 777 Hornby Street Vancouver, BC V6Z 1S4 CANADA Telephone: (604) 689-1022 Facsimile: (604) 681-4760	CORPORATE AND SECURITIES LAWYERS

Reply Attention of	Konrad Malik
Direct Tel.	604.648-1671
EMail Address	kmalik@wlmlaw.ca
Our File No.	0984-1

July 21, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Lilyanna Peyser

Dear Sirs:

Re:	Pristine Solutions Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-166487
Filed May 4, 2010

We are the solicitors for the Company. We refer to your letter of June 1, 2010 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed May 4, 2010. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.

Response: The Company has revised all references in the Form S-1/A filed concurrently with this response to state that it is the registration statement, not the prospectus, which it hopes to be declared effective.

Cover Page

2.	Response: We have revised the language in footnote (1) to the registration fee table to state:

“(1) Estimated for purposes of calculating the registration fee in accordance with Rule 457 of the Securities Act of 1933 and the price at which the selling security holders will be offering their shares.”

Outside Front Cover of Prospectus

3.

Response: The Company has added the following disclosure in its Form S-1/A filed concurrently with this response in the Outside Front Cover of Prospectus, the Prospectus Summary, the Risk Factors, Determination of Offering Price and Selling Security Holders sections:

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“However, there can be no assurance that our common stock will become quoted on the OTC Bulletin Board.”

Prospectus Summary, page 5

The Offering, page 5

4.        Response: The Company has changed the disclosure in this section, as well as other sections of the Form S-1/A filed concurrently with this response to state the following:

“We intend to engage a market maker to apply to have our common stock quoted on the OTC Bulletin Board.”

5.         Response: The Company has revised the disclosure in the “Market for Common Equity and Related Stockholder Matters” in the Form S-1/A filed concurrently to with this response to state:

“We have not yet engaged any market maker to sponsor our securities and there is no guarantee that our securities will meet the requirements for quotation or that our securities will be accepted for listing on the OTC Bulletin Board.”

The reference to Spartan Securities was a legacy reference from the Company’s counsel’s precedent documents.

Risk Factors, page 8

6.        Response: The following sentence was deleted from the Company’s Form S-1/A relating to the disclosure of Risk Factors:

“Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also become important factors that may harm our business.”

Risks Related to Our Business, page 8

2. We require additional funding to continue our operations….page 8

7.	Response: The Company has revised this risk factor in its Form S-1/A to state:

“We require approximately $470,000 in additional funding to continue our operations over the next 12 months. If we do not secure additional funding, we may not be able to distribute our products, which will affect our ability to generate revenues and achieve profitability.

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Our failure to raise additional capital or generate the cash flows necessary to finance our business could force us to limit or cease our operations. Our business plan contemplates that we will expand our distribution throughout Jamaica. Accordingly, we will need to raise approximately $470,000 in additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per-share value of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things, distribute and market our products, which would negatively impact our business and our ability to generate revenues and achieve profitability.”

3. The loss of Christine Buchanan-McKenzie…page 9

8.        Response: The Company has revised Risk Factor number 8 in the Form S-1/A filed concurrently with this response to state:

“Since our sole officer and director does not have significant training or experience in the retail appliance industry, our business could suffer irreparable harm as a result of her decisions and choices and you could lose your entire investment.

Though, as our sole director and officer, Christine Buchanan-Mckenzie, is indispensible to our operations, she does not have any significant training or experience in the sales of household appliances and bringing such new products to market. Without such direct training or experience, she may not be fully aware of many of the specific requirements related to working within this environment. Our sole officer and director’s decisions and choices may therefore fail to take into account standard technical or managerial approaches which other companies in the appliance business commonly use. Consequently, our operations, earnings, and ultimately our ability to carry on business could suffer irreparable harm, which could result in the total loss of your investment.”

The Company does not believe that, upon the revision to the above risk factor, the two risk factors referenced in this comment have any inherent inconsistency. Though it is true that the Company is and will be heavily dependent on Ms. Buchanan-Mckenzie, it is also true that bad decisions by Ms. Buchanan-Mckenzie could cause irreparable harm to the Company.

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9. The costs associated with any warranty repair or replacement…page 11

9.        Response: The Company has added the following disclosure in the Business Description section of the Form S-1/A filed concurrently with this response:

“We intend on providing a competitive warranty replacement and repair service for our products. Zhongshan will be responsible for all eventual costs of warranty repair or replacement, however in order to provide effective customer service we will incur the initial costs of these services and receive reimbursement from Zhongshan. It is possible that reimbursement from Zhongshan may be delayed or declined. If we are obligated to repair or replace any of our products our operating costs could increase if the actual costs differ materially from our estimates, which could prevent us from becoming profitable.”

Risks Related to the Ownership of Our Stock, page 12

Because there is no public trading market for our common stock…page 12

10.      Response: The Company has added the following disclosure to this risk factor in its Form S-1/A filed concurrently with this response:

“We do not currently meet the existing requirements to be quoted on the OTC Bulletin Board and there is no assurance that we will ever be able to meet those requirements.”

Use of Proceeds, page 14

11.      Response: The Company has added the following disclosure to the “Use of Proceeds” section of the S-1/A filed concurrently with this response:

“The selling security holders will receive all proceeds from this offering and if all of the shares being offered by this Prospectus are sold at $0.002 per shares, those proceeds would be approximately $59,334.

We received proceeds $44,500 from the sale of the stock being offered in this Prospectus when it was sold by us to the selling security holders. These funds are currently being used to pay for the filing of this Registration Statement and for the implementation of our business plan.”

Determination of Offering Price, page 14

12.      Response: The Company has revised the referenced disclosure in its Form S-1/A filed concurrently with this response to state:

“If our common stock becomes quoted on the OTC Bulletin Board and a market for our common stock develops, security holders may sell their shares at a price different than the $0.002 per share offering price depending on privately negotiated factors such as the security holder's own cash requirements or objective criteria of value such as the market value of our assets.”

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Dilution, page 15

13.      Response: With reference to Item 506 of Regulation S-K, the Company does not believe there will be material dilution of the purchasers’ equity interest as there will be no injection of funds into the Company and as such, no change in the book value of the Company. The Company does not believe that in this case, a re-sale of previously sold securities, a dilution calculation would be helpful to purchasers as given the remainder of the disclosure in the Registration Statement, it is clear that investors are purchasing shares at a slightly higher price than the selling security holders acquired them for without a corresponding increase in the Company’s book value. The Company has added the following disclosure to the dilution section of the Form S-1/A filed concurrently with this response to emphasize the difference in purchase price between the investors reviewing the registration statement and the selling security holders:

“Investors should be aware that they will be paying a premium for our shares compared to the selling security holders. The 29,666,781 shares of our common stock to be sold by the selling security holders are being offered at $0.002 per share, which is $0.0005 per share more than what these shares were acquired for by the selling security holders.”

Plan of Distribution, page 18

14.      Response: The Company added the following disclosure to the second, third and fourth bullets in the referenced section:

“...if our common stock becomes quoted on the OTC Bulletin Board and a market for the stock develops.”

Description of Securities to be Registered, page 22

15.      Response: The Company has added the following disclosure on its preferred stock in the Form S-1/A filed concurrently with this response:

“Preferred Stock

We are authorized to issue 100,000,000 shares of preferred stock with a par value of $0.001. As of July 21, 2010, there were no preferred shares issued and outstanding. Under our Bylaws, the Board of Directors has the power, without further action by the holders of the common stock, to determine the relative rights, preferences, privileges and restrictions of the preferred stock, and to issue the preferred stock in one or more series as determined by the Board of Directors. The designation of rights, preferences, privileges and restrictions could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock.”

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Description of Business, page 23

16.      Response: The Company has added the following disclosure in the Business Description section of the Form S-1/A filed concurrently with this response:

“Once a tankless water heater is purchased by the consumer, we expect that the consumer will be able to install it by themselves as the installation process is a relatively simple one. However, we do plan on engaging employees who will be responsible to respond to technical questions and minor repairs of the equipment if we have sufficient funding to do so.”

Overview, page 23

17.      Response: The Company has revised the disclosure in this section of the Form S-1/A filed concurrently with this response to signal the satisfaction of the requirement to purchase 50 units as follows:

“Pursuant to the terms of this agreement we have acquired 52 units of Zhongshan’s various Gleamous tankless water heaters of which we were required to purchase 50 within the first 6 months of the agreement. As consideration, we have been granted the exclusive license to distribute the products within Jamaica. The term of the agreement is 1 year and may be terminated by either party with 30 days written notice.”

The Company wishes to refrain from disclosing the per unit price at which it acquires its products due to competitive reasons.

Products and Services, page 24

18.      Response: The Company has added the following disclosure to the introductory paragraph of the “Products” section of the Form S-1/A filed concurrently with this response:

“With a sufficient amount of heaters attached to the hot water appliances in a customer’s home, our products could provide hot water for the entire household. However, the tankless water heaters we will initially be distributing, and which we list below, are not, on their own, capable of supplying sufficient hot water to meet an entire household’s hot water requirements. These heaters are intended for specific usage for one appliance which requires hot water.”

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The Company has also revised the disclosure on Page 25 of the Form S-1/A filed concurrently with this response to state:

“Typically, traditional gas-fired tankless water heaters will produce higher flow rates than electric tankless water heaters. However, some smaller tankless water heaters, such as the ones we will be offering initially, cannot supply enough hot water for simultaneous, multiple uses in large households.”

Competition, page 28

19.      Response: The Company has complemented the disclosure on its competitive advantages with the following disclosure on the competitive weaknesses of its products in the Form S-1/A filed concurrently with this response as follows:

“However, as we are a newly-established company, we face the same problems as other new companies starting up in an industry, such as lack of available funds. Our competitors may be substantially larger and better funded than us, and have significantly longer histories of research, operation and development than us. In addition, they may be able to provide more competitive products than we can and generally be able to respond more quickly to new or emerging technologies and changes in legislation and regulations relating to the industry. Additionally, our competitors may devote greater resources to the development, promotion and sale of their products or services than we do. Increased competition could also result in loss of key personnel, reduced margins or loss of market share, any of which could harm our business.

Our products also have some inherent competitive weaknesses which may affect our ability to market them and generate sales. These are as follows:

1)	Our tankless water heaters are not sufficiently large to provide hot water supply for an entire household;

2)

Our end customer may experience an increase in their water and fuel bill due to the endless amount of hot water available as the fact that hot water is constantly available may encourage increased usage;

3)	There is a heating up period for our products during which hot water is not available; and

4)	It may take time to gain market acceptance for tankless products compared to the conventional hot water tanks.”

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Reports to Security Holders, page 29

20.      Response: The Company has added the following disclosure to the section regarding reports to security holders in the Form S-1/A filed concurrently with this response:

“After the effectiveness of this Registration Statement we will begin filing Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and Current Reports on Form 8-K with the Securities and Exchange Commission in order to meet our timely and continuous disclosure requirements. We may also file additional documents with the Commission if they become necessary in the course of our company’s operations.”

Employees, page 29

21.      Response: The Company has revised the disclosure on both page 11 and page 29 regarding anticipated engagement of consultants in the Form S-1/A filed concurrently with this response to state:

“We plan to engage independent contractors in the areas of marketing, bookkeeping, investment banking and other services including at least 3 part time consultants who will each focus on sales and marketing, business development and investor relations.”

Management’s Discussion and Analysis of Financial Position and Results of Operations, page 32

22.      Response: The various comments are addressed independently:

•	The Company wishes to draw the Commission’s attention to its disclosure directly below the table enumerating the anticipated expenses over the next 12 months. This disclosure states:

“We currently do not have any arrangements in place to complete any private placement financings and there is no assurance that we will be successful in completing any such financings on terms that will be acceptable to us. We may not be able to raise sufficient funds to fully carry out our business plan.”

•

The minimal funding required by the Company to implement the $470,000 plan is $470,000. The Company has added the following disclosure to its Form S-1/A filed concurrently with this response to address the possibility that the Company may raise some, but not all of the required capital as follows:

“If we are not able to raise the full $470,000 to implement our business plan as anticipated, we will scale our business development in line with available capital. Our primary priority will be to retain our reporting status with the SEC which means that we will first ensure that we have sufficient capital to cover our legal and accounting expenses. Once these costs are accounted for, in accordance with how much financing we are able to secure, we will focus on product acquisition, testing and servicing costs as well as marketing and advertising of our products. We will likely not expend funds on the remainder of our planned activities unless we have the required capital.”

Macdonald Tuskey is an association of law corporations with lawyers called in
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          The 50 tankless water heaters have already been acquired. Consequently, only costs for future units have been considered in the table of expected expenses.

23.      Response: The Company has added further disclosure in the Form S-1/A filed concurrently with this response to specify when certain costs the Company intends to incur are contingent on raising further capital.

24.      Response: The Company has revised the disclosure relating to its anticipated expenses in the Form S-1/A filed concurrently with this response as follows:

“We anticipate that we will meet our ongoing cash requirements through equity or debt financing. We estimate that our expenses over the next 12 months (beginning August 2010) will be approximately $470,000 as described in the table below. These estimates may change significantly depending on the nature of our future business activities and our ability to raise capital from shareholders or other sources.

Description	Estimated Completion Date	Estimated Expenses ($)
Legal and accounting fees	12 months	80,000
Product acquisition, testing and servicing costs	12 months	80,000
Marketing and advertising	12 months	75,000
Investor relations and capital raising	12 months	20,000
Management and operating costs	12 months	40,000
Salaries and consulting fees	12 months	50,000
Fixed asset purchases for distribution centers	12 months	60,000
General and administrative expenses	12 months	65,000
Total		470,000

We intend to meet our cash requirements for the next 12 months through a combination of debt financing and equity financing by way of private placements. We currently do not have any arrangements in place to complete any private placement financings and there is no assurance that we will be successful in completing any such financings on terms that will be acceptable to us.

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If we are not able to raise the full $470,000 to implement our business plan as anticipated, we will scale our business development in line with available capital. Our primary priority will be to retain our reporting status with the SEC which means that we will first ensure that we have sufficient capital to cover our legal and accounting expenses. Once these costs are accounted for, in accordance with how much financing we are able to secure, we will focus on product acquisition, testing and servicing costs as well as marketing and advertising of our products. We will likely not expend funds on the remainder of our planned activities unless we have the required capital.”

Executive Compensation, page 38

25.      Response: The summary compensation table reflects Ms. Buchanan-McKenzie’s compensation for the period from December 8, 2009 to January 31, 2010. This is technically compensation for the 2010 fiscal year as the next fiscal year ends in 2011. The Company has added a footnote to the summary compensation table which states:

“(4) For the period from December 8, 2009 (inception) to January 31, 2010.”

Security Ownership of Certain Beneficial Owners and Management, page 39

26.      Response: The Company has revised the first sentence in the introductory paragraph to its disclosure on Security Ownership of Certain Beneficial Owners and Management in the Form S-1/A filed concurrently with this response to state:

“The following table sets forth the ownership, as of July 21, 2010, of our common stock by each of our directors and executive officers, by all of our executive officers and directors as a group, and by each person known to us who is the beneficial owner of more than 5% of any class of our securities.”

27.      Response: The Company has revised the third sentence in the introductory paragraph to its disclosure on Security Ownership of Certain Beneficial Owners and Management in the Form S-1/A filed concurrently with this response to eliminate the reference to shared voting and investment control. The sentence now states:

“All persons named have sole voting and investment control with respect to the shares, except as otherwise noted.”

Item 16, Exhibits, page 43

28.      Response: The Company has filed a form of the subscription agreement used in connection with the Regulation S offering conducted on January 29, 2010 as Exhibit 99.1 to the Form S-1/A filed concurrently with this response.

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29.      Response: The Company has filed a list of its subsidiaries as Exhibit 21 to the Form S-1/A filed concurrently with this response.

Exhibit 5.1

30.      Response: In the sixth paragraph of its opinion, the counsel for the Company specifically exempted the Company from the parties about which it made assumption regarding the authority of signatories etc. The specific sentence in the opinion states (with highlighting for emphasis in this response only):

“In conducting our examination of documents executed by parties other than the Company, we assumed that such parties had the power, corporate, limited liability company or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate, limited liability company or other, and the due execution and delivery by such parties of such documents and that, to the extent such documents purport to constitute agreements; such documents constitute valid and binding obligations of such parties.”

31.      Response: The Company’s counsel has revised the second sentence of the last paragraph of its opinion accordingly and the revised opinion is attached as Exhibit 5.1 to the Form S-1/A filed concurrently with this response. The last paragraph of the opinion states as follows:

“In giving this consent, we do not hereby admit that we are an "Expert" within Section 7 of the Securities Act, or the rules and regulations of the SEC issued thereunder, with respect to any part of the Registration Statement, including this exhibit.”

Additionally, please note that the Company has incorporated the latest set of financials, as of April 30, 2010, into the Form S-1/A filed concurrently with this response and has consequently updated all financial disclosure therein.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/ Konrad Malik

             Konrad Malik

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.